Filed Pursuant to Rule 433
Registration No. 333-275302

Supplementing the Preliminary Prospectus

Supplement dated May 27, 2025

(To Prospectus dated November 3, 2023)

Ecolab Inc.

$500,000,000 4.300% Notes due 2028

Pricing Term Sheet

May 27, 2025

Issuer:	Ecolab Inc.
Type of Offering:	SEC Registered (No. 333-275302)
Anticipated Ratings*:	A3 (Stable outlook) by Moody’s Investors Service, Inc. A- (Stable outlook) by S&P Global Ratings A- (Stable outlook) by Fitch Ratings, Inc.
Trade Date:	May 27, 2025
Settlement Date**:	June 5, 2025 (T+7)
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Santander US Capital Markets LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC
Senior Co-Managers:	Goldman Sachs & Co. LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.
Co-Managers:	Morgan Stanley & Co. LLC Independence Point Securities LLC Roberts & Ryan, Inc.
Principal Amount:	$500,000,000
Maturity Date:	June 15, 2028
Coupon:	4.300%
Interest Payment Dates:	June 15 and December 15, beginning December 15, 2025 (long first coupon)
Price to Public:	99.836%
Benchmark Treasury:	UST 3.750% due May 15, 2028

Benchmark Treasury Price and Yield:	99-15 1/4; 3.938%
Spread to Benchmark Treasury:	+42 basis points
Yield to Maturity:	4.358%
Make-Whole Call:	T+10 bps
Par Call:	On or after May 15, 2028
CUSIP / ISIN:	278865 BQ2 / US278865BQ21

____________________________________

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about June 5, 2025, which is seven business days following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on any date prior to two business days before delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or Santander US Capital Markets LLC toll-free at (855) 403-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2